SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                 (Rule 14D-100)

                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
                   SECTION 13(E)(1)OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                                (Amendment No. 1)

                                 PLAYCORE, INC.
                            (Name of Subject Company)

                            JASDREW ACQUISITION CORP.
                             PLAYCORE HOLDINGS, INC.
                            PLAYCORE HOLDINGS, L.L.C.
                          CHARTWELL INVESTMENTS II LLC
                                 PLAYCORE, INC.#
                       (Name of Offerors Filing Schedule)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                   72811G 10 2
                      (CUSIP Number of Class of Securities)

             Frederic Contino, President and Chief Executive Officer
                                 PlayCore, Inc.
                          Riverfront Centre, Suite 204
                            15 West Milwaukee Street
                           Janesville, Wisconsin 53545
                                 (608) 741-7183
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

    Benjamin F. Garmer, III                     Russell W. Parks, Jr.
        Foley & Lardner               Akin, Gump, Strauss, Hauer & Feld, L.L.P.
   777 East Wisconsin Avenue         1333 New Hampshire Avenue, N.W., Suite 400
Milwaukee, Wisconsin 53202-5367                 Washington, DC 20036
         (414) 271-2400                            (202) 887-4000


                            CALCULATION OF FILING FEE

      ------------------------------------- -----------------------------------
                  Transaction
                   Valuation*                     Amount of Filing Fee*
      ------------------------------------- -----------------------------------
                  $29,022,421                             $5,805
      ------------------------------------- -----------------------------------

   * Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock (the "Shares") of PlayCore, Inc. (the "Company") at the tender offer price of $10.10 per Share, except for Shares that are covered by agreements (collectively, the "Purchase Agreements") entered into by Jasdrew Acquisition Corp., PlayCore Holdings, Inc. or the Company pursuant to which the holders of Shares (or securities convertible into Shares) have agreed not to tender such Shares (or securities convertible into Shares). As of April 13, 2000, there were (1) 2,614,399 Shares issued and outstanding that were not covered by Purchase Agreements, (2) unexercised options not covered by Purchase Agreements to acquire 121,268 Shares with an exercise price of less than $10.10 per Share under one of the Company's stock option plans and (3) outstanding convertible debentures not covered by Purchase Agreements which were convertible into 137,840 Shares at a conversion price of less than $10.10 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 2,614,399 Shares not covered by Purchase Agreements, 121,268 Shares subject to options to purchase Shares with an exercise price of less than $10.10 per Share not covered by Purchase Agreements, and 137,840 Shares issuable upon conversion of convertible debentures with a conversion price of less than $10.10 per Share not covered by Purchase Agreements, and (2) $10.10 per Share. The amount of the filing fee, calculated in accordance with Section 14(g) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   |X| Check  the box if any  part  of the fee is  offset  as  provided  by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

       Amount Previous Paid: $5,805    Filing Parties: Jasdrew Acquisition Corp.
                                                       PlayCore Holdings, Inc.
                                                       PlayCore Holdings, L.L.C.
                                                       PlayCore, Inc.

       Form or
       Registration No.:  Schedule TO  Date Filed:    April 20, 2000

   |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       |X| third-party tender offer subject to Rule 14d-1.
       |X| issuer tender offer subject to Rule 13e-4.
       |X| going-private transaction subject to Rule 13e-3.
       [ ] amendment to Schedule 13D under Rule 13d-2.

   # Only PlayCore, Inc. is deemed to be a Rule 13e-3 filing person. Jasdrew Acquisition Corp., PlayCore Holdings, Inc., PlayCore Holdings, L.L.C. and Chartwell Investments II LLC are filing persons only for purposes of Rule 14d-1.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 20, 2000 (the "Schedule TO") by PlayCore, Inc., a Delaware corporation (the "Company"), PlayCore Holdings, L.L.C., a Delaware limited liability company ("Holdings"),
PlayCore Holdings, Inc., a Delaware corporation ("Parent"), and Jasdrew Acquisition Corp., a Delaware corporation ("Acquisition Company") and, among other things, adds Chartwell Investments II LLC, a Delaware limited liability company ("Chartwell"), as an additional bidder. Acquisition Company, Holdings, Parent, Chartwell and the Company are referred to herein as the "Offerors." The Schedule TO relates to the offer by the Offerors to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share, at a price of $10.10, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"); which, as each may be amended and supplemented from time to time, together constitute the "Offer."

ALL ITEMS.

      The information incorporated by reference into all Items of the Schedule TO is amended and supplemented by amending the first three sentences of the Introduction of the Offer to Purchase in their entirety to add Chartwell as an additional bidder so that such sentences read in their entirety as follows:

      Chartwell Investments II LLC, a Delaware limited liability company ("Chartwell"), PlayCore Holdings, L.L.C., a Delaware limited liability company ("Holdings"), PlayCore Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings ("Parent"), Jasdrew Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Acquisition Company"), and PlayCore, Inc., a Delaware corporation (the "Company"), hereby offer to purchase any and all of the issued and outstanding Shares of common stock, par value $0.01 per share, of the Company (the "Shares" or "Common Stock"), at a price of $10.10 per Share, net to the seller in cash (such amount or any greater amount per Share paid in the Offer being referred to as the "Offer Price"), without interest thereon on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as each may be amended and supplemented from time to time, together constitute the "Offer"). See "THE TENDER OFFER - Conditions to the Offer." For the purposes of this Offer, Chartwell, Holdings, Parent, Acquisition Company and the Company are collectively referred to as the "Offerors" and Acquisition Company and the Company are collectively referred to as the "Purchasers." Holdings, Parent and Acquisition Company are all newly formed entities which were created by Chartwell to effect the transactions referred to herein.

ITEMS 3, 8 and 10.

      The information incorporated by reference into Items 3, 8 and 10 of the Schedule TO is amended and supplemented by adding the term "Chartwell" as appropriate to the section of the Offer to Purchase captioned "The Tender
Offer--Section 8 (Certain Information Concerning Holdings, Parent and Acquisition Company)" so that such section reads in its entirety as follows:

8. Certain Information Concerning Chartwell, Holdings, Parent and Acquisition Company.

        Acquisition Company and Parent are Delaware corporations and Holdings is a Delaware limited liability company. Each such entity was organized in connection with the Offer and Merger and has not carried on any significant activities other than in connection with the Offer and Merger. Until immediately prior to the time Acquisition Company purchases Shares pursuant to the Offer, it is not anticipated that any of Acquisition Company, Parent or Holdings will have any significant assets or liabilities or engage in any significant activities other those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Chartwell is a Delaware limited liability company that is an advisor to, and manager of, private equity funds which invest in growth financings and buyouts of middle market companies.

        The principal offices of Chartwell, Acquisition Company, Parent and Holdings are located at 717 Fifth Avenue, New York, New York 10022. The telephone number of Chartwell, Acquisition Company, Parent and Holdings at such location is (212) 521-5500.

        Except as set forth in this Offer to Purchase, neither Chartwell, Acquisition Company, Parent, Holdings nor, to the best knowledge of Chartwell, Acquisition Company, Parent and Holdings, any of the persons listed on Schedule II, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and neither Chartwell, Acquisition Company, Parent, Holdings nor, to the best of knowledge of Chartwell, Acquisition Company, Parent and Holdings any of the persons or entities referred to above, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

        Except as set forth in this Offer to Purchase, neither Chartwell, Acquisition Company, Parent nor Holdings has any contracts, arrangements, understandings or relationships with any other person or entity with respect to any securities of the Company, including, but not limited to, any contract, arrangement understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

        Except as set forth in this Offer to Purchase, neither Chartwell, Acquisition Company, Parent, Holdings, any of their affiliates, nor, to the best knowledge of Chartwell, Acquisition Company, Parent and Holdings, any of the persons listed on Schedule II, has had, since the second fiscal year preceding the date of this Offer to Purchase, any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the Commission. Except as set forth in this Offer to Purchase, since the second fiscal year preceding the date of this Offer to Purchase there have been no contracts, negotiations or transactions between Chartwell, Acquisition Company, Parent and Holdings, any of their affiliates or, to the best knowledge of Chartwell, Acquisition Company, Parent and Holdings, any of the persons listed on Schedule II, and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

        During the last five years, neither Chartwell, Acquisition Company, Parent, Holdings nor, to the best knowledge of Chartwell, Acquisition Company, Parent and Holdings, any of the persons listed on Schedule II hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        Certain information concerning the directors and executive officers of Chartwell, Holdings, Parent and Acquisition Company is set forth in Schedule II hereto.

        AVAILABLE INFORMATION. Each of Chartwell, Acquisition Company, Parent and Holdings is a privately-held company and is generally not the subject of the information filing requirements of the Exchange Act, and is generally not required to file reports, proxy statements and other information with the Commission relating to its businesses, financial condition and other matters. However, pursuant to Rule 14d-3 under the Exchange Act, Chartwell, Acquisition Company, Parent and Holdings filed with the Commission a Schedule TO, together with exhibits, including this Offer to Purchase and the Merger Agreement, which provides certain additional information with respect to the Offer and regarding Chartwell, Acquisition Company, Parent and Holdings. The Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should also be obtainable (i) by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, DC. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and (ii) by accessing the Commission's website on the Internet at http://www.sec.gov.

                                     * * *

      The information incorporated by reference into Items 3, 8 and 10 of the Schedule TO is amended and supplemented by making the following changes to the section of the Offer to Purchase captioned "The Tender Offer--Section 7 (Certain Information Concerning the Company):"

      1. The first and last sentences in the third paragraph under the heading "Financial Projections" are deleted in their entirety.

      2. A new paragraph is added to such section immediately following the table headed "Financing Projections" which reads as follows:

            The Financing Projections reflect less optimistic projected financial performance for the Company for fiscal years 2000-2002 than the Management Projections. The Financing Projections were prepared approximately five months after the Management Projections. During this time, the Company failed to meet its fiscal year 1999 fourth quarter projections, and the Company's management took such failure into account when preparing the Financing Projections.

ITEMS 4, 6, 7 and 11.

      The information incorporated by reference into Items 4, 6, 7 and 11 of the Schedule TO is amended and supplemented by adding a new sentence to the end of the paragraph under the heading "Capital Contributions" in the section of the Offer to Purchase captioned "Special Factors--Section 9 (Financing of the Transaction)" which reads as follows:

      The executive officers of the Company will provide a portion of such equity as follows: Frederic Contino ($500,000); David Hammelman ($120,000); Richard Ruegger ($110,000); Robert Farnsworth ($75,000); John Caldwell ($65,000); and Thomas van der Muelen ($55,000). The total amount invested in Holdings by the Company's executive officers constitutes less than 1.3% of Holdings' equity capitalization.

ITEMS 4 and 7.

      The information incorporated by reference into Items 4 and 7 of the Schedule TO is amended and supplemented by making the following changes to the section of the Offer to Purchase captioned "The Tender Offer--Section 11 (Conditions to the Offer):"

      1. Clause (e) of the first paragraph of such section is amended in its entirety to read as follows:

            (e) at any time on or after the date of the Merger Agreement and or before the expiration date of the Offer, any of the following events shall occur:

      2. The first sentence of the last paragraph in such section is amended in its entirety to read as follows:

            The foregoing conditions are for the sole benefit of the Purchasers, and, subject to the provisions of the Merger Agreement, may be waived at any time on or before the expiration date of the Offer.

ITEM 5.

      The information incorporated by reference into Item 5 to the Schedule TO is amended and supplemented by making the following changes to the section of the Offer to Purchase captioned "Special Factors--Section 1 (Background of the Transaction; Contacts with the Company):"

      1. The last sentence of the fourth paragraph of such section is amended in its entirety to read as follows:

            Mr. Maier also noted that the Company's current capital structure would make it difficult to consummate potential acquisitions since the Company was already highly leveraged and would most likely not be able to incur additional indebtedness to fund acquisitions.

      2. A new sentence is added to the ninth paragraph of such section immediately after the first sentence of such paragraph to read as follows:

            The enterprise transaction values included in these proposals ranged from a low of $150 million to $165 million and a high of $200 million to $220 million.

      3. The second sentence of the ninth paragraph of such section is amended in its entirety to read as follows:

            James Frawley from DLJ reviewed the proposals and indicated that two of the interested parties withdrew from the auction after submission of their proposals, but before the board meeting, leaving six (6) interested parties.

      4. A new sentence is added to the ninth paragraph of such section immediately prior to the last sentence of such paragraph to read as follows:

            The four (4) interested parties so recommended were the highest proposals based on enterprise transaction value.

ITEM 11.

Item 11 is amended and supplemented by adding the following:

      The Company was informed on May 4, 2000 that, on April 17, 2000, a purported class action was filed in the Circuit Court of the State of Wisconsin for Rock County by Merwin Hansen (Case No. 00CV398), a stockholder of the Company (the "Action"). The complaint evidencing the Action (the "Complaint") names the Company and the directors of the Company as defendants (the "Defendants") and alleges, among other things, that (1) the Company's directors breached their respective fiduciary duties by engaging in self-dealing, failing to take steps to maximize the value of the Company, including avoiding competitive bidding, and ignoring or failing to protect against conflicts of interest of the directors and management of the Company and (2) the proposed purchase price for the Company's common stock does not represent the true value of the Company and its future prospects. The Complaint requests that the Circuit Court, among other things, declare that the Action is a proper class action, enjoin the Offer or rescind the Offer to the extent completed, and award compensatory monetary damages, including reasonable attorneys' and experts' fees. Neither the Company, nor to the Company's knowledge any of its directors, have been served with the Complaint.

      The Offerors believe the Action to be without merit and the Defendants intend to vigorously contest all allegations set forth in the Complaint. There can be no assurances, however, with regard to the outcome of the Action or to the impact that an adverse result would have on the Offerors' ability to consummate the Offer.

ITEM 12.

      The additional exhibits listed in the accompanying Exhibit Index are hereby added to the exhibits referenced in Item 12 of the Schedule TO.

ITEM 13.

      The information in this Amendment No. 1 is generally incorporated by reference with respect to Item 13 of the Schedule TO to the extent responsive to or required by Schedule 13E-3. Without limiting the foregoing, the information incorporated by reference into Item 13 of the Schedule TO is supplemented and amended by making the following changes to the section of the Offer to Purchase captioned "Special Factors--Section 2 (Recommendation of the Board of Directors of the Company; Fairness of the Offer and the Merger):"

      1. The following sentence is added to the end of item (xiii) of such section to read as follows:

            These financial projections supported a determination by the Board that the Offer Price was fair by allowing the Board to assess whether the Offer Price adequately valued the expected future financial performance of the Company.

      2. The following sentence is added to the end of item (xiv) of such section to read as follows:

            These factors supported a determination by the Board that the Offer Price was fair by allowing the Board to assess whether the Offer Price adequately valued the current operations and financial performance of the Company and the expected future financial performance of the Company.

                                    SIGNATURE

      After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: May 11, 2000            PlayCore, Inc.

                                          By:   /s/ Richard E. Ruegger
                                                -------------------------------
                                                Richard E. Ruegger
                                                Chief Financial Officer

                                     Jasdrew Acquisition Corp.

                                          By:   /s/ Michael S. Shein
                                                -------------------------------
                                                Michael S. Shein
                                                Vice President

                                     PlayCore Holdings, Inc.

                                          By:   /s/ Michael S. Shein
                                                -------------------------------
                                                Michael S. Shein
                                                Vice President

                                     PlayCore Holdings, L.L.C.

                                          By:   /s/ Michael S. Shein
                                                -------------------------------
                                                Michael S. Shein
                                                Manager

                                     Chartwell Investments II LLC

                                          By:   /s/ Michael S. Shein
                                                -------------------------------
                                                Michael S. Shein
                                                Managing Director

                                  EXHIBIT INDEX


(a) (5) (viii)       Press Release of the Company dated May 11, 2000.